EXHIBIT 9.1

    Letter of Intent Between Bion Environmental Technologies Inc. ("Bion")
                      and Evergreen Farm Inc. ("Evergreen")

This non-binding Letter of Intent sets forth the intentions of Bion and Evergreen and shall provide the basis on which Bion and Evergreen will proceed through certain preliminary stages to determine the material terms of a possible subsequent binding agreement. Bion and Evergreen will proceed along the path set forth below:

     - Bion proposes to install a microaerobic animal waste treatment system ("System") at the Evergreen Farm ('Evergreen') that will reduce on-farm nutrient discharges and air emissions as per the attached table ("Project").

     - Once Bion has completed its initial planning for the Project, which will include a site survey, preliminary engineering, determination with Evergreen as to ownership and disposition of the solids and nutrients produced/separated by the System, negotiations/discussions determining the nutrient credit sale and quantity and overall public assistance for the Project, then Evergreen will evaluate the final Project and determine which of the following implementation options it wishes to select:

        * Ownership of the System: Bion would build the System and operate it for a period of time (90-120 days) at nutrient and air emission standards specified, train Evergreen personnel and thereafter provide periodic review of the installation. Evergreen would purchase the System at an agreed upon price which would include a negotiated premium to Bion's actual cost.

        * Fee based option #1: Evergreen would pay a fee per milk cow for its milking herd (plus up to 15% dry cows) not to exceed $100 per year. Bion would be responsible for all capital and operating costs. Same System qualification program would be required. This would be a 10 year agreement.

        * Fee based option #2: Evergreen could elect to be a financial partner to Bion in this Project.

     - Public support for Project: Bion will take the lead and Evergreen will be a supporting player. In order to obtain support for funding of this Project, Bion will meet with an assortment of Pennsylvania and US government/regulatory officials. These meetings will likely include state general assembly and federal congressional representatives, executive branch agencies such as the State Department of Agriculture, Department of Environmental Protection, county extension agents, USDA officials, and other organizations that may have an impact on funding, subsidy payments, or general support. As a part of this process, Evergreen will need to be prepared to receive and respond to calls from various private and governmental persons/entities to verify facts, clarify plans, and enter into general discussions related to the Project. The process may also include a few on-farm meetings, and, on some rare occasions, Evergreen personnel may need to attend an off-site meeting.
        Evergreen understands that its participation in this process will be crucial, with the understanding that Bion will work to minimize these sorts of distractions to the greatest extent possible.

The final agreement between the parties will need to address many additional matters and agree on material terms acceptable to Bion and Evergreen including the following:

     1. Ownership and ultimate disposition of the by-products (coarse and fine solids, nutrients) from the System.
     2.  Operating standards for the System whether operated by Bion or
         Evergreen: essential because it relates to both Evergreen's environmental compliance and Bion's ability to use the facility as a showcase to further its business.
     3.  Agreed upon procedure to enable Bion to bring visitors to the site.
     4.  Normal contractual requirements and provisions for both parties.

If the above reflects your understanding of the intent of the parties, please sign below and return to Bion together with the executed
Confidentiality/Proprietary Information Agreement.

Yours,

Bion Environmental Technologies, Inc.


/s/ David Mager, 8/18/07


Evergreen Farm



By: /s/ Andrew R. Harpster, 8/16/07



Table 1. Summary of Pollution Control Standards for a Typical Bion Waste Management System




              Liquid Effluent
             Discharge Residual
Parameter            a                             Atmospheric Emissions
-----------  -------------------  ------------------------------------------------------
                 N         P          NH3       CH4       H2S        NOx        VOC
             (Nitrogen)  (Phos-    (Ammonia) (Methane) (Hydrogen  (Nitrogen  (Volatile
                         phorous)                       Sulfide)    Oxides)   Organic
                                                                              Compounds)
-----------  ----------  --------  --------- ---------  ---------  --------  -----------
                                              lb / cow - year b
             ---------------------------------------------------------------------------
Bion
Process
Direct
  c                                   0.60      50         1.0       0.040       0.15
-----------  ----------  --------  --------- ---------  ---------  --------  -----------
Whole
Farm
Bion Waste     107 to     15 to        18      130         4.0       0.32        3.2
Mgmt            130         18
System           a          a
   d
-----------  ----------  --------  --------- ---------  ---------  --------  -----------

a Effluent from storage to land application / irrigation.
b A cow is defined as a 1,400 pound lactating production dairy cow.
c Emissions from the open surfaces of the complete mix Bion nutrient management system determined from direct monitoring of the Bion process units.
d Whole farm waste management system atmospheric emissions are all those generated from the point of waste generation from the animal, milk-house, etc., all waste handling and processing, and emissions produced after land application for crop uptake assuming all residuals, liquid and solids remain on the farm.  All non-waste management system emission components such as emissions from animal enteric releases or those generated from feed handling and storage are not included.
